DAILY TAX FREE INCOME FUND, INC.
                                600 FIFTH AVENUE
                             NEW YORK, NY 10020-2302

January 7, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Daily Tax Free Income Fund, Inc. - CIK No. 0000704480
      Request for Withdrawal of Amendment to Registration Statement on Form N-1A File No. 2-78513

Ladies and Gentlemen:

     On December 28, 2001, the Florida Daily Municipal Income Fund inadvertently filed its post-effective amendment filing pursuant to Rule 485(b) of the Securities Act of 1933 (the "Act") using the EDGAR codes (CIK number 0000704480; CCC number mc3p@oxw) for the Daily Tax Free Income Fund, Inc. (the "Registrant"). This filing would have constituted post-effective amendment number 32 to the Registration Statement on Form N-1A of the Registrant. The accession number for that filing was 0000759699-01-500167.

     This post-effective amendment filing was made on behalf of the Registrant due to a technical error and thus the Registrant hereby requests that the Securities and Exchange Commission authorize a withdrawal of this filing, pursuant to Rule 477(a) of the Act.

Sincerely,

Florida Daily Municipal Income Fund

By:      /s/ Rosanne Holtzer
         Rosanne Holtzer
         Secretary

cc:      Shaswat Das, Esq.